Filed pursuant to Rule 424(b)(3)

Registration Number 333-147478

25,674,078 Shares

CYGNE DESIGNS, INC.

Common Stock

This prospectus relates to 25,674,078 shares of our common stock that may be offered for resale by the selling stockholders named in this prospectus. Of the 25,674,078 shares offered hereby, 16,950,000 shares were acquired by Mr. Kraif in exchange for $37.0 million principal amount of an outstanding promissory note, 3,717,103 shares were acquired by certain of the selling stockholders in a private placement we consummated in August 2007 in connection with our entering into a new credit arrangement and 60,000 shares were acquired by our non-employee directors pursuant to grants of restricted stock under our 2006 Incentive Plan. The remaining 4,946,975 shares offered hereby are owned by Mr. Manuel, our Chairman and Chief Executive Officer.

No securities are being offered or sold by us pursuant to this prospectus. We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders.

Our common stock is quoted on The Nasdaq Capital Market under the symbol “CYDS.” The last reported sale price of our common stock on The Nasdaq Capital Market on January 10, 2008 was $0.62 per share.

The selling stockholders may sell their shares of our common stock from time to time on The Nasdaq Capital Market or otherwise, in one or more transactions at fixed prices, at prevailing market rates at the time of sale or at prices negotiated with purchasers. The selling stockholders will be responsible for any selling commissions or discounts due to brokers or dealers. We will pay substantially all expenses of registration of the shares of our common stock to which this prospectus relates.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.

SEE “ RISK FACTORS” BEGINNING ON PAGE 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 11, 2008.

This prospectus is part of a registration statement that we filed with the U.S. Securities and Exchange Commission, or SEC, utilizing a “shelf” registration or continuous offering process. Under this shelf registration process, the selling stockholders may, from time to time, sell the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities that may be offered by the selling stockholders. Each time a selling stockholder sells securities, the selling stockholder is required to provide you with this prospectus and, in certain cases, a prospectus supplement containing specific information about the selling stockholder and the terms of the securities being offered. That prospectus supplement may include additional risk factors or other special considerations applicable to those securities. Any prospectus supplement may also add, update, or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement.

Additional information, including our financial statements and the notes thereto, is incorporated in this prospectus by reference to our reports filed with the SEC. Please read “Where You Can Find More Information” and “Incorporation of Certain Documents By Reference” included elsewhere herein. You are urged to read this prospectus carefully, including the “Risk Factors,” and our SEC reports in their entirety before investing in our common stock.

You should rely only on the information we have provided or incorporated by reference in this prospectus. We have not authorized any person to give any information or make any statement that differs from what is in this prospectus. If any person does make a statement that differs from what is in this prospectus, you should not rely on it. This prospectus is not an offer to sell, nor is it a solicitation of any offer to buy, these securities in any state in which the offer or sale is not permitted. The information in this prospectus is complete and accurate as of its date, but the information may change after that date. You should not assume that the information in this prospectus is accurate as of any date after its date.

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Unless otherwise noted, all references to year 2002, 2003 and 2004 are to our fiscal year commencing in that calendar year and ending on the Saturday closest to January 31 of the following year and all references to year 2005 and 2006 are to our fiscal year commencing in that calendar year and ending on January 31 of the following year. Effective October 31, 2005, we changed from a thirteen-week quarterly reporting period to last day of month quarterly reporting period, with our fiscal year now ending on January 31 of each year. The change was made to conform to the quarterly accounting periods of other major apparel companies. The change did not have a material impact on our financial condition, results of operations or cash flows. Unless the context indicates otherwise, the terms “Cygne”, “us”, “we” and “our” refer to Cygne Designs, Inc. and its subsidiaries.

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PROSPECTUS SUMMARY

The following summary highlights selected information contained or incorporated by reference in this prospectus. This summary does not contain all the information you should consider before investing in the securities. Before making an investment decision, you should read the entire prospectus carefully, including the “Risk Factors” section, the financial statements and the notes to the financial statements, as well as the documents incorporated by reference herein.

Our Company

We are a designer, merchandiser, manufacturer and distributor of branded and private label women’s denim, casual and career apparel with sales to retailers located in the United States. Our major customers over the last three years include New York & Company, which we also refer to as NY&C, JCPenney, or JCP, Kohl’s, Target Stores, or Target, and American Eagle Outfitters, or AEO. As a private label manufacturer, we produce apparel upon orders from our customers for sale under the customers’ own labels, rather than producing our own inventory of apparel for sale under a Cygne label. We acquired the assets used in the branded and private label denim apparel business on July 31, 2005 from Diversified Apparel Resources LLC, or Diversified Apparel, and the assets related to the private label apparel division of Innovo Group Inc., or Innovo, on May 12, 2006. Our branded denim products are sold under the names “Hippie,” Hint Jeans,” and “Voyou”.

“Hippie” and “Hippie Jeans” are distributed to the missy market for sale at retail price points between $29.99 and $34.99. “Hint Jeans” and “Voyou” are distributed to the junior’s market for sale at retail price points between $29.99 and $34.99.

The manufacture of private label apparel is characterized by high volume sales to a small number of customers at competitive prices. Although private label gross margins are lower than the gross margins in the brand name apparel industry, markdown costs are typically commensurably lower, and inventory turns are generally higher. Inventory risks are also generally reduced because the purchasing of fabric and other supplies begins only after purchase commitments have been obtained from customers. We believe that retailers, including customers of ours, are increasingly sourcing private label products themselves rather than utilizing outside vendors like us.

We manufacture our non-denim products through third party manufacturers located in Guatemala or in the Far East. Our branded and private label denim products are manufactured for us by AZT International S. de R.L. de C.V., or AZT, an affiliate of Diversified Apparel, or through other third party manufacturers in the Far East.

We historically have been dependent on one or more key customers. In 2004, sales to NY&C accounted for approximately 82% of our net sales. We did not have any other major customers in 2004. In 2005, sales to NY&C, JCP and Kohl’s accounted for 32%, 21% and 18%, respectively, of our net sales. We did not have any other major customers in 2005. In 2006, sales to NY&C, JCP, Kohl’s, Target and AEO accounted for 4%, 16%, 14%, 15% and 27%, respectively, of our net sales. We did not have any other major customers in 2006. For the nine months ended October 31, 2006, sales to NY&C, JCP, Kohl’s, Target and AEO accounted for 5%, 16%, 14%, 12% and 27%, respectively, of our net sales. For the nine months ended October 31, 2007, sales to NY&C, JCP, Kohl’s Target and AEO accounted for 1%, 22%, 15%, 16% and 35%, respectively, of our net sales.

On a pro forma basis, after giving effect to the acquisitions of the assets used in the branded and private label denim apparel business, which we refer to as the Acquired Business, of Commerce Clothing (which was later renamed Diversified Apparel Resources, LLC) and certain assets of the private label apparel business of Innovo Group Inc., which we refer to as the Innovo Acquisition, as if both acquisitions had been consummated on February 1, 2005, our pro forma 2005 sales to NY&C, JCP, Kohl’s, Target and AEO would have accounted for approximately 11%, 14%, 12%, 7% and 31%, respectively, of our net sales. Our pro forma 2006 sales to NY&C, JCP, Kohl’s, Target and AEO would have accounted for approximately 4%, 13%, 12%, 19% and 31%, respectively, of our net sales. Our pro forma sales for the nine months ended October 31, 2006 to NY&C, JCP, Kohl’s, Target and AEO would have accounted for 4%, 14%, 11%, 32% and 18%, respectively, of our net sales. Historically, our highest shipments are in our second quarter and third quarter, with lower sales in the fourth and first quarter.

Although we have long-established relationships with our major customers, we do not have long-term contracts with these customers. Our future success will be dependent upon our ability to attract new customers and to maintain our relationships with our present customers. We continue to strive to maintain our positive working relationships with our customers by providing on-time deliveries of quality product at competitive prices.

We cannot assure you that our major customers will continue to purchase merchandise from us at the same rate as they have historically purchased from us, or at all in the future, or that we will be able to attract new customers. In addition, our major customers have the ability to exert significant control over our business decisions, including prices. Since the United States discontinued textile import quotas affecting products sourced by us on January 1, 2005, the amount of business we do for NY&C has decreased significantly, as NY&C has opted to place orders in China and other countries in the Far East. We expect that sales of our products manufactured for us in Mexico will decrease, at least in the short-term, due to a dispute between our related party manufacturer in Mexico and a third party. We cannot assure you that we will be able to replace these sales with sales of goods manufactured elsewhere.

In November 2007, we closed our manufacturing facility located in Guatemala. We made this decision as the competitiveness of the product categories manufactured in Guatemala was adversely affected by the discontinuance of textile import quotas by the United States on January 1, 2005. In the year ended January 31, 2006, based on an appraisal by an independent third party, we recorded a 100% impairment charge with respect to its equipment, furniture and fixtures at our Guatemalan facility and established a salvage value of $375,000 for the land, building and building improvements. We expect to incur severance and other costs related to the closure of this facility of approximately $400,000 payable during the fourth quarter. The cost of the closure will be recorded during the three months ended January 31, 2008.

Shares Offered

We are registering for resale by the selling stockholders an aggregate of 25,674,078 shares of our common stock. Of the 25,674,078 shares offered hereby, 16,950,000 shares are beneficially owned by Mr. Kraif, 4,946,975 shares are owned by Mr. Manuel, our Chairman and Chief Executive Officer, 60,000 shares are owned by our non-employee directors and the remaining 3,717,103 shares are beneficially owned by the other selling stockholders named herein.

On August 3, 2007, in connection with, and as a condition to, our entry into a $15 million secured revolving credit facility, we issued, in a private equity placement, 2,655,073 shares of common stock at a price of $1.38 per share, representing a 15% discount to the average closing price of the common stock on the 10 consecutive trading days ended July 20, 2007. In addition, we issued to the purchasers warrants to purchase an aggregate of 1,062,030 shares of common stock at an exercise price of $1.95 per share. The $1.95 exercise price per share of the warrant represents a 20% premium to the average closing price of the common stock on the 10 consecutive trading days ended July 20, 2007. The warrants are exercisable at any time prior to July 2012. The 2,655,073 shares issued in the private placement, together with the 1,062,030 shares issuable upon exercise of the warrants, are included in this prospectus.

On August 9, 2007, following stockholder approval, we issued to Mr. Kraif:

•	8,800,000 shares of our common stock in payment of $22.0 million of a $38.5 million promissory note (the “Note”) held by Mr. Kraif;

•

a convertible note in the principal amount of $15.0 million (the “Convertible Note”) that is convertible into 4,285,715 shares of our common stock at a conversion price of $3.50 per share in payment of $15.0 million of the Note; and

•	a warrant to purchase up to 4,400,000 shares of our common stock at a price of $3.00 per share (the “Note Warrant”).

The Convertible Note bears interest at the annual rate of 4.7%. The Convertible Note will bear interest only, payable quarterly, until January 31, 2008. Thereafter, twenty-four (24) quarterly principal payments of $625,000 will be payable on the Convertible Note beginning April 30, 2008 and ending on the maturity date of January 31, 2014. Interest will be paid quarterly on the principal balance outstanding prior to the quarterly principal payment. Any principal outstanding on the Convertible Note will be convertible at the conversion price of $3.50 a share. We, at our option, may prepay the principal balance outstanding at any time with payment discount rates ranging from 24.19% if prepayment occurs before January 31, 2008 declining to 3.43% if payment occurs between February 1, 2013 and January 31, 2014. The Note Warrant is exercisable at any time and from time to time between February 15, 2009 and January 31, 2012.

As of October 31, 2007, Mr. Kraif assigned to Diversified Apparel the $625,000 principal payments on the Convertible Note due April 30, 2008, July 31, 2008 and October 31, 2008, totaling $1,875,000. As of October 31, 2007, Diversified Apparel agreed to accept $1,422,000 in exchange for immediate payment of these three principal payments, which was offset against a related party receivable.

The 8,800,000 shares of common stock issued in partial payment of the Note, together with the 3,750,000 shares issuable upon conversion of the remaining outstanding principal amount of the Convertible Note and the 4,400,000 shares issuable upon exercise of the Note Warrant, are included in this prospectus. The shares of common stock offered hereby by Mr. Kraif represent approximately 36.8% of our outstanding common stock assuming conversion of the Convertible Note and exercise of the Note Warrant.

We are also registering for resale any additional shares of common stock that may become issuable for no additional consideration by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without receipt of consideration, which results in an increase in the number of our shares of common stock outstanding.

RISK FACTORS

You should carefully consider the risks described below before investing in our common stock. Although the risks described below are all of the risks that we believe are material, they are not the only risks relating to our business and our common stock. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. Any of the following risks could materially adversely affect our business, financial condition or results of operations. The trading price of our common stock could decline due to any of these risks and, therefore, you may lose all or part of your investment.

Risk Factors Relating to Our Operations

We rely on a few key customers for the majority of our revenue.

We historically have been dependent on one or more key customers. A significant portion of our sales over the last three years has been to NY&C. Sales to NY&C accounted for approximately 4%, 32% and 82%, respectively, of our net sales for the years 2006, 2005 and 2004. For the year 2005 our sales to JC Penney and Kohl’s, our other major customers for that year, accounted for approximately 21% and 18%, respectively. For the year 2006, our sales to JC Penney, Kohl’s, Target and AEO accounted for approximately 16%, 14%, 15% and 27%, respectively, of our net sales. For the nine months ended October 31, 2006, sales to NY&C, JC Penney, Kohl’s, Target and AEO accounted for 5%, 16%, 14%, 12% and 27%, respectively, of our net sales. For the nine months ended October 31, 2007, sales to NY&C, JC Penney, Kohl’s, Target and AEO accounted for 2%, 22%, 15%, 16% and 35%, respectively, of our net sales. Historically, our highest shipments are in our second quarter and third quarter, with lower sales in the fourth and first quarter.

Although we have long-established relationships with our major customers, we do not have long-term contracts with these customers. Our future success will be dependent upon our ability to attract new customers and to maintain our relationships with our present customers. We continue to strive to maintain our positive working relationships with our customers by providing on-time deliveries of quality products at competitive prices.

We cannot assure you that our major customers will continue to purchase merchandise from us at the same rate as they have historically purchased from us, or at all in the future, or that we will be able to attract new customers. In addition, our major customers have the ability to exert significant control over our business decisions, including prices. Since the United States discontinued textile import quotas affecting products sourced by us on January 1, 2005, the amount of business we do for NY&C has decreased significantly, as NY&C has opted to place orders in China and other countries in the Far East. We expect that sales of our products manufactured for us in Mexico will decrease, at least in the short-term, due to a dispute between our related party manufacturer in Mexico and a third party. We cannot assure you that we will be able to replace these sales with sales of goods manufactured elsewhere.

We are subject to the risks of doing business abroad.

During years 2005 and 2006 and the nine months ended October 31, 2007, all of our products were manufactured outside the United States, at either a related party manufacturer located in Mexico, non-affiliated manufacturers located in Guatemala and in the Far East or at our manufacturing facilities located in Guatemala, which we closed in November 2007. In the years 2005 and 2006 and the nine months ended October 31, 2007, we produced products that accounted for 25%, 6% and 3%, respectively, of our net sales in our manufacturing facility in Guatemala and 9%, 1% and 0%, respectively, of our net sales in non-affiliated Guatemalan facilities. In the years 2005 and 2006 and the nine months ended October 31, 2007, we produced, through a Mexican facility owned by a related party, products that accounted for 46%, 71% and 56%, respectively, of our net sales. In the years 2005 and 2006 and the nine months ended October 31, 2007, we produced products that accounted for 20%, 22% and 41%, respectively, of our net sales from non-affiliated manufacturers located in the Far East. On a pro forma basis for years 2005 and 2006 assuming the Acquired Business and the Innovo Acquisition had been consummated on February 1, 2005, we produced products that accounted for 9% and 5%, respectively, of our net sales in our manufacturing facilities in Guatemala, and 3% and 1%, respectively, of our net sales in non-affiliated Guatemalan facilities. On a pro forma basis for years 2005 and 2006, we produced products that accounted for 80% and 76%, respectively, of our net sales from the related party Mexican facilities, and 8% and 19%, respectively, from non-affiliated manufacturers located in the Far East.

Foreign manufacturing is subject to a number of risks, including work stoppages, transportation delays and interruptions, political instability, foreign currency fluctuations, economic disruptions, expropriation, nationalization, the imposition of tariffs and import and export controls, changes in governmental policies (including U.S. policy toward these countries) and other factors which could have an adverse effect on our business. In addition, we may be subject to risks associated with the availability of and time required for the transportation of products from foreign countries. The occurrence of certain of these factors may delay or prevent the delivery of goods ordered by customers, and such delay or inability to meet delivery requirements would have a severe adverse impact on our results of operations and could have an adverse effect on our relationships with our customers.

If we experience product quality or late delivery problems with contract manufacturers our business will be negatively affected.

Historically, a significant portion of our products has been manufactured by non-affiliated contract manufacturers. In connection with the acquisition of the assets of Diversified Apparel, we entered into a Supply Agreement with AZT International S. de R.L. de C.V., or AZT, an affiliate of Diversified Apparel, and have been reliant on AZT to supply most of our denim apparel products. AZT’s only manufacturing facilities are located in Mexico. During 2005, 2006 and the nine months ended October 31, 2006 and 2007, AZT supplied us with products that accounted for approximately 46%, 72%, 66% and 63%, respectively, of our net sales, at specified gross margins. Beginning with the third quarter of 2007, we have primarily been sourcing such products from non-affiliated contract manufacturers, primarily in the Far East, rather than AZT. In addition, we no longer receive specified gross margins under the Supply Agreement for products manufactured for sale to American Eagle Outfitters and Target, which could adversely affect our results of operations and financial condition.

We have from time to time experienced difficulties in obtaining timely delivery of products of acceptable quality. Such difficulties have resulted and may result in cancellation of orders, customer refusals to accept deliveries or reductions in purchase prices, any of which could have a material adverse effect on our financial condition and results of operations. We believe that these difficulties have resulted and may continue to result from not having sufficient access to and control over the manufacturing processes of non-affiliated contract manufacturers. There can be no assurance that we will not experience difficulties with third parties responsible for the manufacture of our products, including AZT. In addition, we may have difficulty sourcing the products manufactured by AZT at a similar cost or at all.

Legislation relating to the importation of or decreasing or increasing the cost of textiles and apparel produced abroad could adversely affect our business and financial condition.

Effective January 1, 2005, the United States, or the US, discontinued textile import quotas affecting the products sourced by us. As a result, beginning in 2005 the US total imports from China and other countries in the Far East, including the product categories manufactured by us in Guatemala and Mexico, have increased substantially. The US has established a safeguard program which will limit the increase in apparel imports from China for years 2005 through 2008. Notwithstanding the safeguard program, our results of operations for products manufactured in Guatemala have been adversely affected for the 2005 and 2006 years and the nine months ended October 31, 2007 and, as a result, in November 2007 we closed our manufacturing facility in Guatemala. Since the United States discontinued textile import quotas affecting products sourced by us on January 1, 2005, the amount of business we do for NY&C has decreased significantly, as NY&C has opted to place orders in China and other countries in the Far East. The provision for restructuring of $102,000 recorded in the first quarter of 2005 represents the severance cost associated with the reduction of the production capacity at our Guatemalan facility.

We have expanded our business through acquisitions that could result in diversion of resources and extra expenses. This could disrupt our business and adversely affect our financial condition.

        Historically, we have pursued acquisitions to expand our business. On May 12, 2006, we acquired certain assets related to the private label apparel division of Innovo and Innovo Azteca Apparel, Inc., a wholly owned subsidiary of Innovo. On July 31, 2005, we acquired Diversified Apparel’s branded and private label denim apparel business. As a result of these acquisitions, we had substantial indebtedness that decreased our flexibility to react to changing economic conditions. Three stockholders now control a majority of our outstanding common stock and thus control many decisions, including the election of directors and the sale of our Company. The negotiation of potential acquisitions as well as the integration of acquired businesses could divert our management’s time and resources. Acquired businesses may not be successfully integrated with our operations. We may not realize the intended benefits of any acquisition.

As a result of our acquisition of certain assets of the private label apparel division of Innovo and Innovo Azteca Apparel and Diversified Apparel’s branded and private lavel denim apparel business, we recorded goodwill of $6,301,000 and $66,576,000, respectively, for total goodwill of $72,877,000. In accordance with Statement of Financial Accounting Standards No. 142 (“SFAS No. 142”), “Goodwill and Other Intangible Assets,” we assess the impairment of goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider to be important which could trigger an impairment review include the following:

•	Significant underperformance relative to expected historical or projected future operating results;

•	Significant changes in the manner of use of the acquired assets or the strategy for the overall business; and

•	Significant negative industry or economic trends.

Accordingly, if sales to customers obtained in the Innovo Acquisition and through the Acquired Business continue to decline, the goodwill we recorded for these acquisitions may be impaired and therefore written-off in whole or in part. Any such write-off would adversely affect our results of operations.

The cyclical nature of the apparel industry and uncertainty over future economic prospects could have a material adverse effect on our results of operations.

The fashion apparel industry in which we operate is cyclical. Many factors affect the level of consumer spending in the industry, including, among others:

•	general business conditions;

•	interest rates;

•	the availability of consumer credit;

•	taxation; and

•	consumer confidence in future economic conditions.

Consumer purchases of discretionary items, including our products, may decline during recessionary periods and also may decline at other times when disposable income is lower. A downturn in the economies in which we sell our products, principally the United States, may adversely affect our sales.

In addition, various retailers, including some of our customers, have experienced financial difficulties during recent years, which has increased our risk of losing customers and increased the risk of extending credit to such retailers.

The seasonal nature of our business makes management more difficult, severely reduces cash flow and liquidity during parts of the year and could force us to curtail our operations.

Our business is seasonal. Our greatest volume of shipments and sales occur from late spring through the summer, which coincides with our second and third fiscal quarters. Historically, our cash flow is strongest in the third and fourth fiscal quarters. Unfavorable economic conditions affecting retailers during the fall and holiday seasons in any year could have a material adverse effect on our results of operations for the year. We are likely to experience periods of negative cash flow throughout each year and a drop-off in business commencing each December, which could force us to curtail operations if adequate liquidity is not available. We cannot assure you that the effects of such seasonality will diminish in the future.

If we lose the services of our key personnel, our business will be harmed.

Our future success depends on Bernard Manuel, Chairman of the Board and Chief Executive Officer, and other key personnel. The loss of the services of Mr. Manuel and any negative market or industry perception arising from the loss of his services could have a material adverse effect on us and the price of our shares. Our other executive officer, Roy Green, our Senior Vice President—Chief Financial Officer and Secretary, has substantial experience and expertise in our business and has made significant contributions to our success. His employment agreement was terminated in connection with the acquisition of Diversified Apparel’s branded and private label denim apparel’s business and he is now an “employee-at-will.” There can be no assurance that Mr. Green will remain an employee of Cygne. The unexpected loss of services of either of these individuals could adversely affect us. Our continued success is also dependent upon our ability to attract and retain qualified employees to support any future growth that we may experience.

We face intense competition in the worldwide apparel industry.

We face a variety of competitive challenges from other domestic and foreign fashion-oriented apparel producers. We do not currently hold a dominant competitive position in any market, including the private label apparel market, which is highly fragmented. We compete with competitors such as Kellwood, Jones Apparel Group, and VF Corp. primarily on the basis of:

•	anticipating and responding to changing consumer demands in a timely manner,

•	maintaining favorable brand recognition,

•	developing innovative, high-quality products in sizes, colors and styles that appeal to customers,

•	appropriately pricing products,

•	providing strong and effective marketing support,

•	creating an acceptable value proposition for retail customers,

•	ensuring product availability and optimizing supply chain efficiencies with manufacturers and retailers, and

•	obtaining sufficient retail floor space and effective presentation of our products at retail.

In addition, we face competition from our own customers, who have their own internal product development and sourcing capabilities. We believe that many of our customers who have the know-how and internal resources to develop and source directly a portion of their requirements constitute our major competition.

Most of our competitors are larger in size and have greater resources than we do, and there can be no assurance that we will be successful in competing with them in the future.

Our business could be negatively impacted by the financial instability or consolidation of our customers.

Furthermore, in recent years, the retail industry has experienced consolidation and other ownership changes. Some of our customers have operated under the protection of the federal bankruptcy laws. While to date these changes in the retail industry have not had a material adverse effect on our business or financial condition, our business could be materially affected by these changes in the future.

We have been dependent on supply and distribution agreements with Diversified Apparel and its related entities for a substantial portion of our supply, distribution and back office capabilities.

In connection with our acquisition of Diversified Apparel’s branded and private label denim apparel business, we entered into a Supply Agreement and a Distribution Agreement with Diversified Apparel and its affiliated entities, which we collectively refer to as Diversified Apparel.

Under the terms of the Supply Agreement, AZT, an affiliate of Diversified Apparel, manufactures and supplies us with most of our requirements of branded and private label denim apparel products with specified gross margins. Although AZT is obligated to deliver denim products ordered by us under the Supply Agreement, we have no obligation to source denim products from AZT.

Under the terms of the Distribution Agreement, Diversified Apparel provides us with specified distribution and back office operations services. In addition, Diversified Apparel has been our vendor for all Far East finished goods purchases.

Beginning with the third quarter of 2007, we have been primarily relying on non-affiliated contract manufacturers, primarily in the Far East, rather than AZT, to manufacture and supply us with goods. In addition, we no longer receive specified gross margins under the Supply Agreement for products manufactured for sale to American Eagle Outfitters and Target. We cannot assure you that we will be able to source our products at a cost similar to that charged to us by Diversified Apparel. Our failure to source our products at a similar cost could have a material adverse effect on our business, results of operations and financial condition.

Our trademark and other intellectual property rights may not be adequately protected.

We believe that our trademarks, whether licensed to or owned by us, and other proprietary rights will be important to our success and our competitive position in the branded market. We may, however, experience conflict with various third parties who acquire or claim ownership rights in certain trademarks. We cannot assure that the actions we have taken to establish and protect these trademarks and other proprietary rights will be adequate to prevent imitation of our products by others or to prevent others from seeking to block sales of our products as a violation of the trademarks and proprietary rights of others. In addition, enforcing rights to our intellectual property may be difficult and expensive, and we may not be successful in combating counterfeit products and stopping infringement of our intellectual property rights, which could make it easier for competitors to capture market share. Furthermore, our efforts to enforce our trademark and other intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our trademark and other intellectual property rights. If we are unsuccessful in protecting and enforcing our intellectual property rights, continued sales of such competing products by third parties could harm our brand and adversely impact our business, financial condition and results of operations.

Our debt levels have limited, and in the future may limit, our flexibility in obtaining additional financing and in pursuing other business opportunities.

Since July 31, 2005, we have had a significant amount of debt. At January 31, 2007 and October 31, 2007, we had indebtedness of $38.5 million and $23.6 million, respectively, in each case before application of debt discount. During the 2006 and the 2005 years, and the six months ended July 31, 2007, we received advances from our factor of approximately 90% of our factored receivables, or $86.9 million, $50.4 million and $30.0 million, respectively. Our level of indebtedness could have important consequences to us, including the following:

•

our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;

•

we will need a substantial portion of our cash flow to make principal and interest payments on our indebtedness, reducing the funds that would otherwise be available for our operations and future business opportunities;

•

we may issue a substantial portion of our authorized common shares for the purpose of making principal and interest payments on our indebtedness, reducing the shares that would otherwise be available for financing our future business opportunities and potentially diluting our common stock;

•	our debt level may make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our business or the economy generally; and

•	our debt level may limit our flexibility in responding to changing business and economic conditions.

In addition, any indebtedness we incur will be subject and subordinated to our obligations under our revolving credit facility with Comerica Bank. Accordingly, our ability to obtain additional debt financing is highly uncertain.

Our ability to service our indebtedness will depend upon, among other things, our future financial and operating performance and cash flows, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results and cash flows are not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing or delaying our business activities, acquisitions, investments and/or capital expenditures, selling assets, restructuring or refinancing our indebtedness, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all. In addition, our obligations under the revolving credit agreement with Comerica Bank are secured by substantially all our assets and if we are unable to repay our indebtedness, the lenders could seek to foreclose on such assets.

If new debt is added to our current debt levels, the related risks that we now face could intensify.

We are currently dependent on our revolving credit facility, which is a critical component of working capital.

We have a $17.5 million secured revolving credit facility with Comerica Bank that provides us with working capital borrowings. Cygne can borrow up to 80% of eligible receivables, 50% of finished goods inventory located at Cygne’s warehouse, up to a maximum of $1.5 million, and 50% of eligible in-transit inventory, up to a maximum of $1.0 million. The credit facility terminates on August 31, 2009, although Cygne can terminate it at any time upon 60 days notice and Comerica can terminate at any time upon a default under the credit agreement. The revolving credit facility contains customary covenants, including limitations on, or relating to, capital expenditures, liens, indebtedness, investments, mergers, acquisitions, and the payment of dividends and other restricted payments. The revolving credit facility also contains working capital, net worth and EBITDA requirements as well as a debt to net worth ratio requirement to be monitored on a quarterly basis. At October 31, 2007, we were in default with these financial ratios, for which we obtained a waiver from Comerica Bank. If this credit agreement is terminated or our borrowing availability is restricted thereunder, we may have difficulty in satisfying our working capital needs, which would have a material adverse effect on our business, results of operations and financial condition.

We are subject to risks associated with war and terrorist activities.

Terrorism, or the threat of terrorism, may have an impact on the general economy, including reduced shopping activity as a result of public safety concerns and disruption in the receipt and delivery of merchandise.

Earthquakes or other events outside of our control may damage our facilities or the facilities of third parties on which we depend.

Our warehouse facility is located in California near major earthquake faults that have experienced earthquakes in the past. An earthquake or other natural disaster could disrupt our operations. Additionally, the loss of electric power, such as the temporary loss of power caused by power shortages in the grid servicing our warehouse facility, could disrupt operations or impair critical systems. Any of these disruptions or other events outside of our control could affect our business negatively, harming our operating results. In addition, if any facilities of our suppliers or customers are affected by earthquakes, power shortages, floods, hurricanes (monsoons), terrorism or other events outside of our control, our business could suffer.

Our business could suffer if our third party manufacturers violate labor laws or fail to conform to generally accepted ethical standards.

We generally require our third party manufacturers to meet our standards for working conditions and other matters before we are willing to place business with them. As a result, we may not always obtain the lowest cost production. Moreover, we do not control our third party manufacturers or their respective labor practices. If one of our third party manufacturers violates generally accepted labor standards by, for example, using forced or indentured labor or child labor, failing to pay compensation in accordance with local law, failing to operate its factories in compliance with local safety regulations, or diverging from other labor practices generally accepted as ethical, we likely would cease dealing with that manufacturer, and we could suffer an interruption in our product supply. In addition, such a manufacturer’s actions could result in negative publicity and may damage our reputation and the value of our brand and discourage retail customers and consumers from buying our products.

Risk Factors Related to Ownership of Our Common Stock

A small number of stockholders are in a position to substantially control matters requiring a stockholder vote.

         As of December 31, 2007, Mr. Hubert Guez has reported in filings with the Securities and Exchange Commission that he beneficially owned, had the power to dispose or direct the disposition of, and to vote or direct the voting of, shares, personally, through various trusts and Diversified Apparel, representing approximately 22.1% of the shares of our common stock. In addition, as of November 23, 2007, Serge Kraif has reported in filings with the Securities and Exchange Commission that he owned, had the power to dispose or direct the disposition of, and to vote or direct the voting of, shares representing approximately 23.6% of the shares of our common stock. Further, Mr. Kraif has the right to acquire up to an additional 8,150,000 shares of common stock (which would increase his ownership to approximately 37.1% of our common stock) through the conversion of the Convertible Note and exercise of the Note Warrant issued to Mr. Kraif. Accordingly, Hubert Guez and Serge Kraif effectively have the ability to control the outcome on all matters requiring stockholder approval, including, but not limited to, the election of directors and any merger, consolidation or sale of all or substantially all of our assets. All of the shares beneficially owned by Mr. Guez have been registered for resale under the Securities Act of 1933. All of the shares beneficially owned by Mr. Kraif are being registered for resale pursuant to the registration statement of which this prospectus is a part.

In addition, Mr. Manuel owns 4,946,975 shares of our common stock, which constitutes approximately 13.0% of our outstanding common stock (approximately 10.7% after giving effect to the issuance of common stock to Mr. Kraif upon conversion of the Convertible Note and the exercise of the Note Warrant). All of the shares beneficially owned by Mr. Manuel are being registered for resale pursuant to the registration statement of which this prospectus is a part. Our certificate of incorporation, as amended, prohibits any stockholder from acquiring more than 5% of our outstanding common stock without the prior approval of our Board of Directors.

Further, the continued inclusion of our common stock on the Nasdaq Capital Market requires a minimum bid price of $1.00. To the extent the bid price of our common stock falls and remains below $1.00, it is likely that our common stock will be delisted from the Nasdaq Capital Market, which could adversely affect the price and liquidity of our common stock.

Our organizational documents and Delaware law have provisions that could delay or prevent a change in control of our company, which could negatively affect your investment.

In addition to Diversified Apparel, Hubert Guez and Mr. Kraif together beneficially owning a majority of our outstanding common stock, our certificate of incorporation and bylaws and Delaware law contain provisions that could delay or prevent a change in control of our company that stockholders may consider favorable. Some of these provisions:

•	limit the persons who can call special stockholder meetings;

•	require the approval of our Board of Directors for specified transfers of our capital stock;

•	require the approval of our Board of Directors for any person to acquire more than five percent of our common stock; and

•

authorize the issuance of up to 1,000,000 shares of preferred stock that can be created and issued by our board of directors without prior stockholder approval, commonly referred to as “blank check” preferred stock, with rights senior to those of our common stock.

These and other provisions in our incorporation documents and Delaware law could allow our Board of Directors to affect your rights as a stockholder by making it more difficult for stockholders to replace Board members or take control of us. Because our Board of Directors is responsible for appointing members of our management team, these provisions could in turn affect any attempt to replace the current management team. In addition, these provisions could deprive our stockholders of opportunities to realize a premium on the shares of common stock owned by them.

The price of our common stock has fluctuated significantly and could continue to fluctuate significantly.

Between February 1, 2004 and January 10, 2008, the market price of our common stock has ranged from a low of $0.25 to a high of $6.74 per share. On January 10, 2008, the last reported sale price of our common stock on the Nasdaq Capital Market was $0.62. The market price of our common stock may change significantly in response to various factors and events beyond our control, including:

•	fluctuations in our quarterly revenues or those of our competitors as a result of seasonality or other factors;

•	a shortfall in revenues or net income from that expected by securities analysts and investors;

•	changes in securities analysts’ estimates of our financial performance or the financial performance of our competitors or companies in our industry generally;

•	announcements concerning our competitors;

•	changes in product pricing policies by our competitors or our customers;

•	general conditions in our industry; and

•	general conditions in the securities markets.

In addition, we are registering the potential sale of the 25,674,078 shares of our common stock included in this prospectus, which represents approximately 55.7% of our outstanding shares of common stock (assuming the exercise of warrants and conversion of convertible securities held by the selling stockholders). The average daily and weekly trading volume of our common stock on the Nasdaq Capital Market is significantly lower than the number of shares covered by this prospectus. Sales of our common stock pursuant to this prospectus could negatively impact the price of our common stock.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements in this prospectus (including the documents incorporated by reference in this prospectus) concerning our business outlook or future economic performance; anticipated results of operations, revenues, expenses or other financial items; private label and brand name products, and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are “forward-looking statements” as that term is defined under the federal securities laws. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. Such risks, uncertainties and factors include, but are not limited to, the effect of United States discontinuance of textile import quotas at January 1, 2005, a decline in demand for merchandise offered by us or changes and delays in customer delivery plans and schedules, significant regulatory changes, including increases in the rate of import duties or adverse changes in foreign countries export quotas, dependence on key customers, dependence on the continued acceptance of the branded and private label denim products that we sell, dependence on a manufacturing source for the branded and private label denim products we sell, the effect of the passage of the Central American Free Trade Act, risk of operations and suppliers in foreign countries, competition, loss of key personnel, general economic conditions, the termination of guaranteed gross margins on certain of our products, integration of the businesses acquired from Diversified Apparel and Innovo with our existing business, the ability of certain major stockholders to control many decisions, including decisions concerning the election of directors or the sale of Cygne, risks associated with our leverage, as well as other risks detailed in our filings with the SEC. We assume no obligation to update or revise any such forward-looking statements, except as required by law.

USE OF PROCEEDS

We will not receive any proceeds from the sale by the selling stockholders of the common stock offered by this prospectus.

PRICE RANGE OF COMMON STOCK

Until March 22, 2006, our Common Stock was traded on the OTC Bulletin Board under the symbol “CYDS.OB.” Since March 22, 2006, our Common Stock has been quoted on the Nasdaq Capital Market under the symbol “CYDS”. The following table sets forth for the periods indicated the high and low reported sale prices per share for our Common Stock as reported by the OTC Bulletin Board and the Nasdaq Capital Market.

	High	Low
Fiscal Year Ending January 31, 2006
First Quarter	$5.84	$0.29
Second Quarter	4.95	2.52
Third Quarter	4.83	1.84
Fourth Quarter	6.74	4.13
Fiscal Year Ending January 31, 2007
First Quarter (through March 21, 2006)	$5.05	$4.18
First Quarter (commencing March 22, 2006)	5.00	3.50
Second Quarter	4.30	2.04
Third Quarter	5.00	1.85
Fourth Quarter	3.34	2.08
Fiscal Year Ending January 31, 2008
First Quarter	$2.50	$1.78
Second Quarter	2.58	1.33
Third Quarter	1.68	1.04
Fourth Quarter (through January 10, 2008)	1.08	0.52

As of January 10, 2008, there were 99 stockholders of record of our common stock.

The last reported sale price of our common stock on The Nasdaq Capital Market on January 10, 2008 was $0.62 per share.

DIVIDEND POLICY

We have never declared or paid a cash dividend on our common stock. We anticipate that all future earnings will be retained for the development of our business. Accordingly, we do not anticipate paying cash dividends on our common stock in the foreseeable future. The payment of any future dividends will be at the discretion of our Board of Directors and will depend upon, among other things, future earnings, operations, capital requirements, our general financial condition and general business conditions.

SELECTED HISTORICAL FINANCIAL INFORMATION

The following tables summarize certain selected financial information that should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, including the notes, incorporated by reference into this prospectus. The discontinued operation in 2002 and 2003, the acquisitions in 2005 and 2006, the reversal of income tax accruals of $4,800,000 and $400,000 in 2002 and 2003, respectively, and the recording of the deferred tax liability in 2005 and 2006 of $785,000 and $1,686,000, respectively, materially affect the comparability of the financial data reflected below.

The selected consolidated financial data should be read in conjunction with, and are qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical audited financial statements and the accompanying notes thereto of us and our consolidated subsidiaries incorporated by reference in this prospectus. The consolidated statements of income data set forth below for the 2002 and 2003 years and the consolidated balance sheet data as of the last day of our fiscal years ended 2002, 2003, and 2004 are derived from our audited financial statements not included or incorporated by reference herein. The consolidated statements of income data for each of the three years in the period ended January 31, 2007, and the consolidated balance sheet data as of January 31, 2006 and 2007 are derived from the audited consolidated financial statements incorporated by reference in this prospectus, and should be read in conjunction with those consolidated financial statements and the accompanying notes.

The consolidated statement of income data set forth below for the nine months ended October 31, 2006 and 2007, and the consolidated balance sheet data as of October 31, 2007, are derived from the unaudited consolidated financial statements incorporated by reference into this prospectus. In management’s opinion, these unaudited consolidated financial statements have been prepared on substantially the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial data for the periods presented. The results of operations for the interim period are not necessarily indicative of the operating results for the entire fiscal year or any future period.

	Fiscal Year (1)					Nine Months Ended October 31,
	2002	2003	2004	2005	2006	2006	2007
	(In thousands except per share amounts)
Income Statement Data
Net sales	$24,019	$27,082	$28,960	$58,453	$118,816	$98,991	$76,957
Cost of goods sold	20,694	22,932	25,133	46,339	93,342	77,672	60,758

Gross profit	3,325	4,150	3,827	12,114	25,474	21,319	16,199
Selling, general and administrative (2)	3,313	3,411	3,246	11,174	16,619	12,913	11,051
Depreciation and amortization (3)	68	37	66	997	2,070	1,314	1,528
Provision for restructuring	—	—	—	102	—	—	—
Gain on extinguishment of debt (4)	—	—	—	—	—	—	(2,186)

(Loss) income from continuing operations before interest, other expense and income taxes	(56)	702	515	(159)	6,785	7,092	5,806
Interest income	(24)	(16)	(14)	(22)	—	—	10
Interest expense, including amortization (5)	223	180	159	5,034	5,033	4,019	3,046
Other expense	—	—	26	175	—	—	—

Income (loss) from continuing operations before income taxes	(255)	538	344	(5,346)	1,752	3,073	2,770
(Benefit) provision for income taxes (6)	(4,750)	(374)	3	820	1,910	1,294	1,854

Income (loss) from continuing operations	4,495	912	341	(6,166)	(158)	1,779	916
(Loss) from discontinued operation, net (includes a gain (loss) on disposal of $400 and ($479) in 2002 and 2003, respectively) (7)	(2,410)	(528)	(28)	—	—	—	—

Net income (loss)	$2,085	$384	$313	$(6,166)	$(158)	$1,779	$916

Income (loss) per share-basic and diluted from continuing operations	$0.36	$0.07	$0.03	$(0.34)	$(0.01)	$0.07	$0.03
(Loss) per share-basic and diluted from discontinued operation	(0.19)	(0.04)	—	—	—	—	—

Net income (loss) per share-basic and diluted	$0.17	$0.03	$0.03	$(0.34)	$(0.01)	$0.07	$0.03

Weighted average shares outstanding:
Basic	12,438	12,438	12,438	17,861	25,913	25,727	30,003

Diluted	12,439	12,441	12,443	17,861	25,913	25,730	30,003

Balance Sheet Data (as of the end of the period)
	Fiscal Year (1)					October 31,
	2002	2003	2004	2005	2006	2007
	(In thousands)
Cash	$2,610	$3,345	$3,575	$977	$1,709	$281
Trade accounts receivable	—	—	837	70	1,621	11,900
Due from factor (8)	2,194	1,775	—	15,443	9,758	469
Inventories	1,939	2,206	2,707	4,489	1,937	7,870
Intangibles and goodwill (9)	—	—	—	69,051	77,414	75,999
Total assets	9,818	9,529	9,160	91,151	101,283	103,659
Short-term bank borrowings	—	—	—	—	—	10,480
Secured subordinated promissory note (9)	—	—	—	29,149	29,917	—
Subordinated convertible note payable (10)	—	—	—	—	—	10,129
Advances from factor (8)	—	—	—	15,887	9,542	—
Stockholders’ equity	7,115	7,502	7,715	41,704	49,418	70,777

(1)	Prior to October 31, 2005, references to year 2002, 2003 and 2004 are to our fiscal year commencing in that calendar year and ending on the Saturday closest to January 31 of the following year and all references to year 2005 and 2006 are to our fiscal year commencing in that calendar year and ending on January 31 of the following year. Effective October 31, 2005, we changed from a thirteen-week quarterly reporting period to last day of month quarterly reporting period, with our fiscal year now ending on January 31 of each year. The change was made to conform to the quarterly accounting periods of other major apparel companies. The change did not have a material impact on our financial condition, results of operations or cash flows.

(2)	The selling, general and administrative expense includes an impairment loss for the Guatemalan facilities of $282,000 (equipment) and $978,000 (facilities and equipment) in years 2002 and 2005, respectively.

(3)	For years 2002 through 2004, depreciation and amortization related to fixed assets and leaseholds only. In years 2005 and 2006 and the nine months ended October 31, 2006 and 2007, depreciation and amortization related to fixed assets and leaseholds amounted to approximately $101,000, $132,000, $98,000 and $113,000, respectively, and amortization of intangible assets amounted to approximately $896,000, $1,938,000, $1,216,000 and $1,415,000, respectively.

(4)	In connection with the conversion of the $37.0 million Note into shares of Common Stock, the Convertible Note and warrants in August 2007, we recorded a gain on extinguishment of debt of $1,733,000. See Note 9 below. In addition, in connection with the net partial prepayment of the Convertible Note at October 31, 2007, we recorded a gain on extinguishment of debt of $453,000.

(5)	In 2005, interest expense consisted of interest on advances from factor of $454,000, interest on the secured subordinated promissory note of $1,120,000, non-cash interest associated with the amortization of debt discount on the secured subordinated promissory note of $1,286,000 and non-cash interest associated with the amortization of debt discount on the deferred purchase price of $111,000 and a write-off of $2,063,000 in connection with the issuance of 1,428,571 shares of our common stock in payment of $7.5 million principal amount of the secured subordinated promissory note issued to Diversified Apparel.

In 2006, interest consisted of interest on advances from factor of $1,355,000, interest on the secured subordinated promissory note of $1,410,000 and non-cash interest associated with the amortization of debt discount on the secured subordinated promissory note of $2,268,000.

Interest expense for the nine months ended October 31, 2006 includes interest paid to factor of $1,069,000 on its advances to us, interest on the Note of $1,540,000 and the amortization of the discount on the Note of $1,410,000.

Interest expense for the nine months ended October 31, 2007 included interest paid to factor of $499,000 on its advances to us, the amortization of the discount on the Note of $1,496,000, amortization of the discount of the Convertible Note of $624,000, interest on the Convertible Note of approximately $160,000, interest on the borrowings from Comerica Bank of $242,000, and amortization of deferred financing costs of $25,000.

(6)	As the result of our settlement agreement with the U.S. Internal Revenue Service, we reversed in 2002 a tax accrual of $4,800,000 established in connection with a potential deficiency. At January 31, 2004, we reversed a part of a tax audit reserve by $400,000 based on our knowledge of the status of the issues of the audit of a subsidiary located in Guatemala. In 2005 and 2006, we recorded a deferred tax liability provision of $785,000 and $1,686,000, respectively.

(7)	Pursuant to an agreement dated June 10, 2002 modified by an amendment dated July 29, 2002, we sold our Jordanian business to Century Investment Group (“CIG”) for $833,000 plus the assumption of all outstanding liabilities of the Jordanian company of approximately $943,000. The agreement also stated that any disputes between the parties must be submitted to arbitration in Jordan.

The first payment of $400,000 was received at the closing and the final payment of $433,000 was due on April 30, 2003. As we did not receive the final payment of $433,000, we submitted our claim for this payment to arbitration. As the outcome of this arbitration was uncertain, our management, at January 31, 2004, deemed it appropriate to provide a reserve of $433,000 against this receivable. At January 31, 2006, the Company determined that the payment was unrecoverable and wrote off this receivable and the applicable reserve.

We agreed not to compete with CIG for knit business in Jordan for five years starting June 1, 2002 in consideration of $350,000 payable by February 5, 2006. In connection with the non-compete agreement, we recorded deferred income of $350,000 which we were amortizing to income over a five-year period. At January 31, 2004, as a result of the uncertainty of the arbitration with CIG, we discontinued the amortization of remaining deferred income of $309,000, and reserved the corresponding net receivable of $309,000 and wrote off the related deferred income.

The impact of these transactions had no effect on the results of continuing operations. The sale of the Jordanian business and its related operating results have been excluded from the results from continuing operations and is classified as a discontinued operation for all periods presented in accordance with the requirements of FAS 144 “Accounting for Impairment or Disposal of Long-Lived Assets”.

(8)	For 2002 and 2003, amount due from factor was due from GMAC Commercial Credit LLC. For years 2005 and 2006 and the nine months ended October 31, 2006 and 2007, amount due from factor was due from Milberg Factors, Inc. Advances from factor were advances from Milberg Factors, Inc.

(9)	We recorded the fair value of the secured subordinated promissory note issued in connection with the acquisition of the Acquired Business from Diversified Apparel at $33,300,000, which was originally a $14,200,000 discount from the face value of the $47,500,000 Note. The discount to the Note was being amortized over its estimated useful life (7 years), using the interest method, with a corresponding charge to interest expense. The amortization of debt discount for 2005 was $1,286,000. We recorded a write-off on January 3, 2006 of $2,063,000 in connection with the issuance of 1,428,571 shares of our common stock in payment of $7.5 million principal amount of the Note issued to Diversified Apparel. We recorded the fair value of the deferred purchase price of $3,750,000 at $3,639,000, representing a discount of $111,000. The discount to the purchase price was amortized over its estimated useful life, ended January 31, 2006, using the interest method, with a corresponding charge to interest expense.

On August 9, 2007, we exchanged the Note for shares of common stock, the Convertible Note and warrants. We recognized a gain on extinguishment of the Note, which represents the carrying value of the Note in excess of the value of the common stock, fair value of the Convertible Note and fair value of the warrant issued in exchange therefor.

(10)	We recorded the fair value of the Convertible Note at $11,380,000, which was originally a $3,620,000 discount from the face value of the $15,000,000 Convertible Note. The discount is being amortized to interest expense over 6.5 years. During the nine months ended October 31, 2007, $624,000 of debt discount amortization was recorded. See Note 4 above.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $.01 per share, and 1,000,000 shares of preferred stock, par value $.01 per share. As of the close of business on January 10, 2008, there were 37,917,682 shares of common stock outstanding and no shares of preferred stock outstanding.

Common Stock

Voting

The holders of common stock are entitled to one vote per share. Common stockholders do not have the right to cumulate their votes in the election of directors. Accordingly, a plurality of the votes cast in any election of directors may elect all of the directors standing for election.

Rights to Dividends and on Liquidation, Dissolution or Winding Up

Common stockholders participate ratably in any dividends or distributions on the common stock. In the event of any liquidation, dissolution or winding up of our company, common stockholders are entitled to share ratably in our assets available for distribution to the stockholders, subject to the prior rights of holders of any outstanding preferred stock.

Other

No stockholder has preemptive or other rights to subscribe for additional shares of our common stock.

Preferred Stock

Our Board of Directors has the authority, without action by the stockholders, to designate and issue preferred stock and to designate the rights, preferences and privileges of each series of preferred stock, which may be greater than the rights attached to the common stock. It will not be possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of common stock until the Board of Directors determines the specific rights attached to that preferred stock. The effects of issuing preferred stock could include one or more of the following:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; or

•	delaying or preventing a change of control of our company.

Limitation On Liability and Indemnification Matters

Our certificate of incorporation limits the liability of our directors to us and our stockholders to the fullest extent permitted by Delaware law. Specifically, our directors will not be personally liable for money damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law, which concerns unlawful payments of dividends, stock purchases or redemptions; and

•	for any transaction from which the director derived an improper personal benefit.

The indemnification permitted under Delaware law is not exclusive of any other rights to which these persons may be entitled.

Our bylaws also contain provisions indemnifying our directors, officers, employees and agents against expenses (including attorney’s fees) incurred pursuant to a successful defense, subject to certain limitations, of any action, suit or proceeding to which such person was a party by reason of the fact that he is or was a director, officer, employee or agent of ours. In addition, we have entered into indemnification agreements with our current directors and executive officers.

Anti-Takeover Provisions

A number of provisions under Delaware law and in our certificate of incorporation and bylaws may make it more difficult to acquire control of us. These provisions could deprive the stockholders of opportunities to realize a premium on the shares of common stock owned by them. In addition, these provisions may adversely affect the prevailing market price of the common stock. These provisions are intended to:

•	enhance the likelihood of continuity and stability in the composition of the Board and in the policies formulated by the Board;

•	discourage certain types of transactions which may involve an actual or threatened change in control of our company;

•	discourage certain tactics that may be used in proxy fights; and

•	encourage persons seeking to acquire control of our company to consult first with the Board of Directors to negotiate the terms of any proposed business combination or offer.

Special Meetings

Our bylaws provide that special meetings of the stockholders may be called only by the chairman of our Board of Directors, our president, a majority of our whole Board of Directors or by the holders of a majority of our capital stock which is issued and outstanding and entitled to vote.

Special meetings of our Board of Directors may be called by the chairman of our Board of Directors, our president, any of our directors on seven days’ notice to each other director, either personally or by mail, by telegram on the written request of two of our directors, or by the holders of a majority of our capital stock which is issued and outstanding and entitled to vote at meetings of stockholders upon 48 hours’ notice to each of our directors, either personally, by mail or by telegram.

Certain Transfers Prohibited

Our certificate of incorporation provides for a restriction of certain transfers of our capital stock. No holder of 5% or more of our capital stock, except for Bernard Manuel, may sell, transfer, dispose, purchase or acquire any shares of our capital stock or any option, warrant or other right to purchase or acquire our capital stock without the authorization of our Board of Directors. Any such holder who wishes to transfer their stock must request authorization from our Board of Directors before such transfer, which request our Board of Directors may or may not grant based upon whether our Board of Directors determines that the transfer is in our and our stockholders’ best interests. Any transfer which is made in violation of the above provision will be null and void.

Authorized but Unissued Shares of Common Stock

The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Transfer Agent And Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company. Its address is 59 Maiden Lane, New York, New York 10038.

Quotation on The Nasdaq Capital Market

Our common stock is traded on The Nasdaq Capital Market under the symbol “CYDS.”

SELLING STOCKHOLDERS

We are registering for resale by the selling stockholders an aggregate of 25,674,078 shares of our common stock. On August 3, 2007, in connection with, and as a condition to, our entry into a $15 million secured revolving credit facility, we issued, in a private equity placement, 2,655,073 shares of common stock at a price of $1.38 per share, representing a 15% discount to the average closing price of the common stock on the 10 consecutive trading days ended July 20, 2007. In addition, we issued to the purchasers warrants to purchase an aggregate of 1,062,030 shares of common stock at an exercise price of $1.95 per share. The $1.95 exercise price per share of the warrant represents a 20% premium to the average closing price of the common stock on the 10 consecutive trading days ended July 20, 2007. The warrants are exercisable at any time prior to July 2012.

On August 9, 2007, following stockholder approval, we issued to Mr. Kraif, pursuant to a note conversion agreement dated as of January 31, 2007:

•	8,800,000 shares of our common stock in payment of $22.0 million of a $38.5 million promissory note (the “Note”) held by Mr. Kraif;

•

a convertible note in the principal amount of $15.0 million (the “Convertible Note”) that is convertible into 4,285,715 shares of our common stock at a conversion price of $3.50 per share in payment of $15.0 million of the Note; and

•	a warrant to purchase up to 4,400,000 shares of our common stock at a price of $3.00 per share (the “Note Warrant”).

The Convertible Note bears interest at the annual rate of 4.7%. The Convertible Note will bear interest only, payable quarterly, until January 31, 2008. Thereafter, twenty-four (24) quarterly principal payments of $625,000 will be payable on the Convertible Note beginning April 30, 2008 and ending on the maturity date of January 31, 2014. Interest will be paid quarterly on the principal balance outstanding prior to the quarterly principal payment. Any principal outstanding on the Convertible Note will be convertible at the conversion price of $3.50 a share. We, at our option, may prepay the principal balance outstanding at any time with payment discount rates ranging from 24.19% if prepayment occurs before January 31, 2008 declining to 3.43% if payment occurs between February 1, 2013 and January 31, 2014. The Note Warrant is exercisable at any time and from time to time between February 15, 2009 and January 31, 2012. As of October 31, 2007, Mr. Kraif assigned to Diversified Apparel the $625,000 principal payments on the Convertible Note due April 30, 2008, July 31, 2008 and October 31, 2008 totaling $1,875,000. As of October 31, 2007, Diversified Apparel agreed to accept $1,422,000 in exchange for immediate payment of these three payments, which was offset against a related party receivable.

In connection with the issuance of the shares in the private placement and to Mr. Kraif, we agreed to file the registration statement of which this prospectus forms a part with the SEC covering the resale of the shares of common stock. We also agreed to prepare and file all amendments and supplements necessary to keep the registration statement effective for twelve months.

The information set forth in the table below is based on information provided to us by the selling stockholders.

Except for (i) the note conversion agreement entered into between us and Mr. Kraif pursuant to which Mr. Kraif agreed, subject to stockholder approval, to exchange $37.0 million of the note for 8,800,000 shares of our common stock, the Convertible Note and the Note Warrant, (ii) Mr. Manuel’s service as our Chairman of the Board and Chief Executive Officer, and (iii) Messrs. Collet’s, Groninger’s and Kinberg’s service as directors, the selling stockholders have not held any position or office with, or otherwise had a material relationship with, us or any of our affiliates within the past three years.

We do not know when or in what amounts the selling stockholders may offer shares of common stock for sale. The selling stockholders may choose not to sell any of the shares of common stock offered by this prospectus. Because the selling stockholders may offer all, some or none of their shares of common stock pursuant to this offering, we cannot estimate the number of shares of common stock that the selling stockholders will hold after completion of the offering. For purposes of the following table, we have assumed that the selling stockholders will sell all of the shares of common stock covered by this prospectus, and that, therefore, none of the shares of common stock registered hereunder will be beneficially owned by the selling stockholders after the offering.

Under the rules of the SEC, beneficial ownership includes shares of common stock over which the beneficial owner exercises voting or investment power.

Selling Stockholder	Shares Beneficially Owned			Number of Shares to be Offered		Number of Shares Beneficially Owned After the Offering
	Number		Percent(1)			Number	Percent
David Alcalay	1,040,493	(2)	2.7%	1,014,493	(2)	26,000	*
Gary Baer	1,216,848	(3)	3.2%	710,145	(3)	506,703	1.3%
Michel Collet	18,750	(4)	*	18,750	(4)	—	—
James Groninger	30,650	(5)	*	22,500	(4)	8,150	*
Gerard Guez	277,971	(6)	0.7%	277,971	(6)	—	—
Henry Kam	620,603	(7)	1.6%	192,753	(7)	427,850	1.1%
Guy Kinberg	48,750	(8)	*	18,750	(4)	30,000	*
Serge Kraif	17,087,600	(9)	37.1%	16,950,000	(9)	137,600	*
Fred Langley	507,247	(10)	1.3%	507,247	(10)	—	—

Bernard Manuel	4,946,975	(11)	13.0%	4,946,975		—	—
Charles Plotkin	101,450	(12)	0.3%	101,450	(12)	—	—
RFF Family Partnership LP	507,247	(10)	1.3%	507,247	(10)	—	—
Bernard Seroussi	405,797	(13)	1.1%	405,797	(13)	—	—

(1)	Calculated based on Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended, based on 37,917,682 shares outstanding at January 10, 2008.

(2)	Includes 289,855 shares issuable upon the exercise of warrants, 11,000 shares owned by Mr. Alcalay’s wife, 3,000 shares owned by Mr. Alcalay’s brother and 12,000 shares owned by Mr. Alcalay’s daughter.

(3)	Includes 202,899 shares issuable upon the exercise of warrants.

(4)	Consists of shares of restricted common stock issued under the 2006 Incentive Plan. These shares vest over a period of eight quarters of continued service, beginning with the quarter ended January 31, 2006.

(5)	Includes 22,500 shares of restricted common stock issued under the 2006 Incentive Plan. These shares vest over a period of eight quarters of continued service, beginning with the quarter ended January 31, 2006.

(6)	Includes 79,420 shares issuable upon the exercise of warrants.

(7)	Includes 55,072 shares issuable upon the exercise of warrants.

(8)	Includes 18,750 shares of restricted common stock issued under the 2006 Incentive Plan. These shares vest over a period of eight quarters of continued service, beginning with the quarter ended January 31, 2006.

(9)	Includes 4,400,000 shares issuable upon the exercise of warrants and 3,750,000 shares issuable upon conversion of a convertible note. Mr. Kraif’s address is 19 Avenue Krieg, 1208 Geneve, Switzerland.

(10)	Includes 144,928 shares issuable upon the exercise of warrants.

(11)	Mr. Manuel’s address is c/o Cygne Designs, Inc., 11 West 42nd Street, New York, New York 10036.

(12)	Includes 28,986 shares issuable upon the exercise of warrants.

(13)	Includes 115,942 shares issuable upon the exercise of warrants.

PLAN OF DISTRIBUTION

The selling stockholders may, from time to time but subject to the provisions of the stock transfer restriction agreement described below, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares of common stock are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares of common stock:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares of common stock at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

If permitted by applicable securities laws, the selling stockholders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares of common stock in connection with these trades.

Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares of common stock, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares of common stock will be borne by the selling stockholders. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares of common stock if liabilities are imposed on that person under the Securities Act.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus amending the “Selling Stockholders” section to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus amending the “Selling Stockholders” section to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

We are required to pay the fees and expenses incident to the registration of the shares of common stock. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by the selling stockholders. If we are notified by the selling stockholders that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, if required, we will file a supplement to this prospectus. If the selling stockholders use this prospectus for any sale of shares of common stock, they will be subject to the prospectus delivery requirements of the Securities Act.

The anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares of our common stock and activities of the selling stockholders.

Bernard Manuel entered into a stock transfer restriction agreement with Hubert Guez providing that, until the occurrence of certain trigger events and subject to certain exceptions, neither Mr. Guez nor Mr. Manuel shall transfer all or any portion of 4,946,975 shares of common stock held of record or beneficially owned by him during a restricted period ending on June 30, 2008. Mr. Manuel currently owns 4,946,975 shares of our common stock, and to our knowledge, Hubert Guez beneficially owns 8,376,560 shares of our common stock. See “Selling Stockholders.”

LEGAL MATTERS

The validity of the shares of common stock offered hereby has been passed upon for us by Fulbright & Jaworski L.L.P., New York, New York.

EXPERTS

The consolidated financial statements and schedule of Cygne Designs, Inc. and its subsidiaries at January 31, 2006 and 2007, and for each of the two years in the period ended January 31, 2007, appearing in Cygne’s Annual Report on Form 10-K for the fiscal year ended January 31, 2007, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements and schedule of Cygne Designs, Inc. and subsidiaries for the year ended January 29, 2005, included in Cygne’s Annual Report on Form 10-K for the fiscal year ended January 31, 2007, have been audited by Mahoney Cohen & Company, CPA, P.C., independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3, including exhibits and schedules, in connection with the common stock to be sold in this offering. This prospectus is part of the registration statement and does not contain all the information included in the registration statement. For further information about us and the common stock to be sold in this offering, please refer to the registration statement. When reference is made to any contract, agreement or other document, the reference may not be complete and you should refer to the copy of that contract, agreement or other document filed as an exhibit to the registration statement or to one of our previous SEC filings. We are subject to the informational requirements of the Exchange Act and, accordingly, file reports, proxy statements and other information with the SEC. The SEC maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. You may also read and copy any document we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference facilities and their copy charges.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” in this prospectus the information that we file with them. This means that we can disclose important information to you in this document by referring you to other filings we have made with the SEC. The information incorporated by reference is considered to be part of this prospectus. Information contained in this prospectus automatically updates and supersedes previously filed information. We are incorporating by reference the filings listed below and all of our filings pursuant to the Exchange Act after the date hereof and prior to the effectiveness of the registration statement:

•	Our annual report on Form 10-K for the fiscal year ended January 31, 2007;

•	Our quarterly reports on Form 10-Q for the fiscal quarters ended April 30, 2007, July 31, 2007 and October 31, 2007;

•	Our current reports on Form 8-K filed on February 15, 2007, May 1, 2007, May 22, 2007, June 14, 2007, August 8, 2007, August 10, 2007, September 19, 2007, November 13, 2007 and December 21, 2007; and

•	Description of our common stock contained in our registration statement on Form 8-A dated July 14, 1993, as amended.

Upon your written or oral request, we will provide at no cost to you a copy of any and all of the information that is incorporated by reference in this prospectus.

Requests for such documents should be directed to:

Roy E. Green

Chief Financial Officer

Cygne Designs, Inc.

11 West 42nd Street

New York, New York 10036

(212) 997-7767